FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of November 2002

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	November 18, 2002	By:	/s/ Tamar Har-Oz
Tamar Har-Oz, Secretary

7 Atir Yeda Street

Kfar Saba, Israel 44425

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 17th, 2002

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.001 nominal value per share (the "Ordinary Shares"), of M-Systems Flash Disk Pioneers Ltd. ("M-Systems" or the "Company") in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, December 17th, 2002, at 11:00 A.M., local time, at the offices of the Company at 7 Atir Yeda St., Kfar Saba 44425, Israel.

It is proposed that at the Annual General Meeting the following Ordinary Resolutions be adopted:

(i)                   that four (4) persons be elected to the Company's Board of Directors (joining the two "external directors" within the meaning of Israeli Companies law who were elected at the Annual General Meeting held in 2000 for a term of three years as required by said law);

(ii)                 that Kost Forer & Gabbay (a member of Ernst & Young International) be appointed as the independent auditors of the Company for the 2002 fiscal year, and the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the volume and nature of their services;

(iii)                that the compensation of the Company's President, of its Executive Vice President of Business Development, and of its Chief Marketing Officer, each of whom is a director of the Company, be approved, and that the grant of stock options to the Executive Vice President of Business Development, to the Chief Marketing Officer and to the independent directors of the Company be approved, and in this connection, that the Company's pre-existing policy of issuing a fixed number of options to the independent directors (including the "external directors") on an annual basis be ratified and approved; and

(iv)               that the Company's 2003 Stock Option and Restricted Stock Incentive Plan be approved, adopted and ratified, and that 5,000,000 (five million) shares of the Company's Ordinary Shares be reserved for allocation thereunder and in accordance therewith.

In addition, in the Annual General Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31st, 2001, as presented in the Company's Annual Report for the year ended December 31st, 2001, and will answer appropriate questions relating thereto.

At the Annual General Meeting, the Board of Directors - and, in the case of the Ordinary Resolution relating to the compensation and grant of options to various directors, the Audit Committee of the Board of Directors - will propose for adoption Ordinary Resolutions relating to all the matters being considered. An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting thereon.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are being mailed to shareholders on or about November 15th, 2002 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram, telecopier or other personal contact. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On November 7th, 2002, the Company had outstanding 26,992,990 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Only shareholders of record at the close of business on November 7th, 2002, will be entitled to notice of, and to vote at, the Annual General Meeting. Two (2) or more shareholders holding in the aggregate any more than twenty five percent (25%) of the outstanding Ordinary Shares, and present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. If a quorum is not present at the time and date scheduled for the Meeting, the Chairman may adjourn the Meeting to the same day and time in the next week (or thereafter), at which adjourned Meeting any two shareholders present in person or by proxy and entitled to vote will constitute a quorum.

Under the rules of the Nasdaq National Market System ("Nasdaq"), brokers who own shares nominally but not beneficially (i.e., in "street name") have no authority to vote on any items as to which they have not received instructions from beneficial owners; however, Nasdaq rules permit brokers who are members of another national securities exchange and who hold shares in street name to vote such shares to the extent permitted by the rules of such other national securities exchange. Thus, brokers who are also members of, for example, the New York Stock Exchange ("NYSE") may elect to follow NYSE rules pertaining to voting of shares held in street name, which rules would permit discretionary broker voting on certain of the proposals above even in the absence of instructions from the beneficial owners of such shares.

If the accompanying proxy card is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained therein. With respect to the election of directors, votes may be cast in favor or withheld; votes that are withheld will be excluded entirely from the vote and will have no effect. Proxies may be marked as abstaining on any matter to be acted upon by shareholders (other than the election of directors); such proxies will be treated as present at the meeting for purposes of determining the existence of a quorum but will not be counted as votes cast on such matters.

ITEM 1

ELECTION OF DIRECTORS

The Company's Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than two nor more than fourteen) as may be fixed, from time to time, by the shareholders of the Company. At this time, management is recommending four (4) nominees for election as directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the four (4) nominees named in the following table, all of whom currently serve as directors of the Company. If elected, Messrs. Moran and Mergi, Dr. Wagner and Ms. Gross are each to hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless his or her office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

In the event any of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

The Company has two (2) additional directors - Messrs. Amir Friedman and Yair Shoham - who constitute "external directors" under the Israeli Companies Law and, pursuant to the requirements of said law, were elected to hold office for a period of three (3) years at the Annual General Meeting held in 2000, i.e., until the Annual General Meeting held in 2003.

Nominees for the Board of Directors

The name of each of the nominees, his or her present principal occupation or employment, and the year in which he first became a director of the Company, are as follows:

Name of Nominee	Position with the Company	Director Since
Dov Moran	President/Chief Executive Officer and Chairman of the Board	1989
Aryeh Mergi	Executive Vice President of Business Development and Director	1989
Dana Gross	Chief Marketing Officer	2000
Dr. Hans Wagner(1)	Director	---

(1) Independent director under Nasdaq rules, along with Messrs. Friedman and Shoham.

The background of each nominee is as follows:

Dov Moran. Mr. Moran is a founder of M-Systems and has been a director and President, Chief Executive Officer and Chairman of the Board of M-Systems since 1989. Mr. Moran has also been a director and Chairman of the Board of our U.S. subsidiary, M-Systems Inc. ("MSU"), since 1992. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Prior thereto, Mr. Moran served in the Israeli Navy for seven years and was director of its microprocessors department. Mr. Moran received a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1977.

Aryeh Mergi. Mr. Mergi is a founder of M-Systems and has been a director of M-Systems since 1989 and a director of MSU since 1992. Mr. Mergi has been our Executive Vice President of Business Development of the Company since 2000. From 1995 to 2000, he served as Executive Vice President of Sales and Marketing. From 1989 to 1995, he served as Vice President of Research and Development. Mr. Mergi received a B.Sc. in Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1988.

Dana Gross. Ms. Gross has served as the Company's Chief Marketing Officer since July, 2002, and as a director of the Company since September 2000. Ms. Gross joined the Company in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of MSU in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of the DiskOnChip business unit in 2000. Ms. Gross has served as a director of MSU since 1995. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Dr. Hans Wagner. Dr. Wagner is currently a Senior Partner of Omega Partners Ltd., a telecommunications consultancy firm, of which he was a founder in 1977. Dr. Wagner also founded and serves as a director of Ozone Ltd., a manufacturer of recycling devices founded in 1996, and of Pelikon Ltd., a developer and manufacturer of electro-luminescent displays founded in 2000. From 1995 to 2000, Dr. Wagner served as a strategic advisor to the management of Ericsson Mobile LM. From 1984 to 1992, Dr. Wagner was a founder and served as chairman of Technophone, a mobile telephone manufacturer which was then the worldwide number three in sales prior to its acquisition by Nokia. From 1973 to 1977, Dr. Wagner served as the Assistant Secretary General of the UNDP. From 1969 to 1973, Dr. Wagner served as the CEO of SONAB AB, Sweden's second largest communication equipment manufacturer. From 1963 to 1969, Dr. Wagner served as the COO of Incentive AB, Sweden's largest technical conglomerate. Dr. Wagner holds a Masters degree in Chemical Engineering, an MBA degree from the Stockholm School of Economics and a Ph.D. from the Massachusetts Institute of Technology. Dr. Wagner qualifies as an independent director under applicable Nasdaq rules.

The background of each "external director" is as follows:

Amir Friedman. Mr. Friedman is a founder of M-Systems and has served us as a director since 1991. Mr. Friedman served as our Vice President for U.S. operations from 1991 to 1994, as the President of MSU from 1989 to 1994, and as a director of MSU from 1989 to 1994. Mr. Friedman is also a founder and director of Connect-ONE Ltd., and has served as its President since 1995. Mr. Friedman received a B.Sc. in Electronic Engineering from the University of Wisconsin in 1981 and an M.B.A. from Tel-Aviv University in 1989. Mr. Friedman qualifies as an independent director under applicable Nasdaq rules.

Yair Shoham. Mr. Shoham has served as a director of M-Systems since 1996. Since June 1999, Mr. Shoham has been general partner with Genesis Partners II L.L.C., an Israel-based venture capital fund that is affiliated with CIBC World Markets Corp. From 1997 to 1999, Mr. Shoham was the Vice President for Business Development of Butterfly VLSI Ltd., and from January 1996 to December 1996 he was the Vice President for Business Development of VDOnet Corporation Ltd. From January 1994 to December 1995, Mr. Shoham was a partner at the law firm of Goldfarb, Levy, Eran & Co., Tel-Aviv, Israel. Mr. Shoham received his B.A. degree from Haifa University in Israel in 1982 and a J.D. degree from Loyola University of Chicago School of Law in 1985. Mr. Shoham qualifies as an independent director under applicable Nasdaq rules.

Alternate Directors

The Companies Law provides that a director may appoint (if the Article of Association of the Company so permit), by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.

The Articles of Association provide that the Board of Directors may delegate any or substantially all of its powers to one or more committees of the Board, as it deems appropriate.

Compensation of Directors and Officers

The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director and executive officer for the year ended December 31st, 2001 (10 persons) was approximately $741,400, which includes approximately $80,300 set aside or accrued to provide pension, retirement or similar benefits, but does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

The Company does not pay directors' fees to its directors. The Company has Employment Agreements with Dov Moran, Aryeh Mergi and Dana Gross.

The Board of Directors recommends a vote FOR all of the nominees of the Board of Directors.

ITEM 2

CONSIDERATION OF THE

CONSOLIDATED FINANCIAL STATEMENTS

OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31st, 2001

The Company's Consolidated Financial Statements for the year ended December 31st, 2001 are mailed to the Company's shareholders together with this Proxy Statement. At the Meeting, the Directors will review the Management's report on the business of the Company for the year ended December 31st, 2001, as presented in the Company's Annual Report for the year ended December 31st, 2001, and will answer appropriate questions relating thereto and/or to the Consolidated Financial Statements.

ITEM 3

REAPPOINTMENT OF AUDITORS

At the Annual General Meeting, Kost Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young International, will be nominated by the management of the Company as the independent auditors of the Company for the year ending December 31st, 2002. Kost Forer & Gabbay has no relationship with the Company or any affiliate of the Company.

The Board of Directors will present the following Ordinary Resolution at the Annual General Meeting:

"RESOLVED, that Kost Forer & Gabbay be, and they hereby are, appointed as the Company's independent auditors for the fiscal year ending December 31st, 2002, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services."

A representative of Kost Forer & Gabbay will be present at the meeting. The representative will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR approval of the proposed Ordinary Resolution appointing Kost Forer & Gabbay as independent auditors of the Company.

ITEM 4

APPROVAL OF COMPENSATION

OF CERTAIN SENIOR EMPLOYEES AND DIRECTORS OF THE COMPANY

The Company's success depends to a significant extent on the performance of its management and senior employees, including Messrs. Dov Moran and Aryeh Mergi and Ms. Dana Gross, who serve as the Company's President/Chief Executive Officer, its Executive Vice President of Business Development, and Chief Marketing Officer, respectively. The Company further relies and will rely on the services of its outside, independent directors, including Dr Hans Wagner and Messrs. Amir Friedman and Yair Shoham. The loss of the services of these employees and directors could have an adverse effect on the Company. In recognition of the importance of these employees and directors to the Company, the Board of Directors and its Audit Committee have approved, subject to the approval of the shareholders of the Company, the compensation of the said employees for 2002 and the grant of options to said directors.

Under the Companies Law, since each of Messrs. Moran, Mergi, Friedman and Shoham, Dr. Wagner and Ms. Gross is a director of the Company, the compensation of Messrs. Moran and Mergi and Ms. Gross, and the grant of stock options to Ms. Gross and to Messrs. Mergi, Friedman and Shoham and Dr. Wagner is subject to the approval of the shareholders of the Company.

The Board of Directors and its Audit Committee will present the following Ordinary Resolution at the Annual General Meeting:

RESOLVED, that following the approval both by the Board of Directors of the Company itself and by the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, (i) the remuneration of the President/Chief Executive Officer, of the Executive Vice President of Business Development and of the Chief Marketing Officer (each of whom also serves as a director of the Company) with respect to 2002, in the amounts approved by the Board of Directors of the Company, be, and the same hereby are, approved; and (ii) the grant to Mr. Aryeh Mergi, the Executive Vice President of Business Development and a director of the Company, of options to purchase one hundred thousand (100,000) Ordinary Shares at an exercise price per share equal to the closing price of the stock on the date of such option grant by the Board (which was US$7.15), on such other terms and conditions as are set forth in the Company's Section 102 Stock Option Plan, be, and the same hereby is, approved; and (ii) the grant to Ms. Dana Gross, the Chief Marketing Officer and a director of the Company, of options to purchase fifty thousand (50,000) Ordinary Shares at an exercise price per share equal to the closing price of the stock on the date of such option grant by the Board (which was US$7.15), on such other terms and conditions as are set forth in the Company's Section 102 Stock Option Plan, be, and the same hereby is, approved; and (iii) the respective grants to each of Dr. Hans Wagner and Messrs. Amir Friedman and Yair Shoham, directors of the Company, of options to purchase fifteen thousand (15,000) Ordinary Shares at an exercise price per share which will be equal to the closing price of the stock on the date of the Annual General Meeting of Shareholders (i.e., on December 17th, 2002), and on such other terms and conditions as are set forth in the Company's Restricted Share Option Plan, be, and the same hereby is, approved; and (iv) in connection with subclause (iii) above, that the Company's pre-existing policy of issuing a fixed number of options to the independent directors (including the External Directors) on an annual basis be, and the same hereby is, ratified and approved."

Inasmuch as certain members of the Board of Directors have a personal interest in the Ordinary Resolution approving the compensation of certain senior employees and directors of the Company, the Board of Directors does not express any opinion or recommendation with respect thereto.

ITEM 5

APPROVAL OF THE COMPANY'S
2003 STOCK OPTION AND RESTRICTED STOCK INCENTIVE PLAN
AND OF THE RESERVATION OF ORDINARY SHARES

FOR ISSUANCE THEREUNDER AND IN ACCORDANCE THEREWITH

The Company's success depends to a significant extent on being able to attract and retain qualified personnel. As the current Company Incentive and Restricted Share Option Plan is set to expire, and unless and until a new Incentive and Restricted Share Option Plan is adopted by the Company, the Company will be unable to grant any share options either to motivate and reward its existing employees or to attract new employees. The Board of Directors believes that it is critical that the Company be able to continue to grant new share options to its employees. The Board of Directors recommends that the shareholders approve, adopt and ratify (i) the Company's 2003 Stock Option and Restricted Stock Incentive Plan, substantially in the form attached as Appendix A to this Proxy Statement and which was approved by the Board on November 5th, 2002, and (ii) the reservation of 5,000,000 (five million) Ordinary Shares for issuance under the 2003 Stock Option and Restricted Stock Incentive Plan.

The Board of Directors will present the following Ordinary Resolution at the Annual General Meeting:

"RESOLVED, that (i) the Company's 2003 Stock Option and Restricted Stock Incentive Plan, which was approved by the Board of Directors of the Company on November 5th, 2002, be approved, adopted and ratified substantially in the form attached as Appendix A hereto; (ii) 5,000,000 (five million) Ordinary Shares be reserved for issuance under the 2003 Stock Option and Restricted Stock Incentive Plan; and (iii) the appropriate officers of the Company be, and each of them acting alone hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to take such additional action and to execute, deliver, file, certify and record such additional documents and instruments as any of them or counsel to the Company may deem necessary or appropriate to implement the provisions of the foregoing resolution."

The Board of Directors recommends a vote FOR approval of the proposed Ordinary Resolution approving, adopting and ratifying the Company's 2003 Stock Option and Restricted Stock Incentive Plan and the reservation of Ordinary Shares for issuance thereunder and in accordance therewith.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Dov Moran

President

Kfar Saba, Israel

November 13th, 2002